FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes  ☐                     No X  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
BBVA Banco Frances SA, Juan Alberto Estrada, Gustavo Hector Viturro and Manuel Enrique Mansilla, have been notified, of the final resolution in the reference judicial case.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: October 12, 2016	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer

Buenos Aires, October 12, 2016

Securities and Exchange Commissions

Ref.:	Case N. 14.390 (CPE 362/2016): “BBVA BANCO FRANCES S.A.; ESTRADA, JUAN ALBERTO; MANSILLA, MANUEL ENRIQUE; VITURRO GUSTAVO HÉCTOR S/Infringement. Law 24.144”

I am pleased to address you, in my capacity as Head of Market Relations, to inform that BBVA Banco Frances SA, Juan Alberto Estrada, Gustavo Hector Viturro and Manuel Enrique Mansilla, have been notified, last Friday 07, of the final resolution in the reference judicial case.

According to said resolution, BBVA Banco Frances SA and Messrs. Estrada, Viturro and Mansilla, were individually condemned to pay a $ 5.000.000.- (five million pesos).

The entity will carry out all necessary actions to ensure the defense of their interests, and appeal said resolution with the Court of Appeals on Economic Criminal matters.

The actual payment of the fine has been suspended until the final outcome of the resolutions of the Court of Appeals.

BBVA BANCO FRANCES S.A.